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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 8-A/A
                                AMENDMENT NO. 4


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) 0R (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         Cyprus Amax Minerals Company
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            (Exact name of registrant as specified in its charter)

              Delaware                                           36-2684040
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(State of incorporation or organization)                       (IRS Employer
                                                             Identification No.)

9100 East Mineral Circle, Englewood, Colorado                       80112
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   (Address of principal executive offices)                      (Zip Code)

Securities to be registered pursuant to Section 12 (b) of the Act:

Title of each class                      Name of each exchange on
to be so registered                      which each class is to be registered
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Preferred Share Purchase Rights          New York Stock Exchange

Securities to be registered pursuant to Section 12 (g) of the Act:

                                      None
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                                (Title of Class)
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The undersigned registrant hereby amends Items 1 and 2 of its registration statement on Form 8-A (the "Registration Statement") to read in their entirety as set forth below:

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On February 23, 1989, the Board of Directors of Cyprus Amax Minerals Company (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, without par value (the "Common Shares"), of the Company. The dividend was paid on March 6, 1989 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company two-thirds of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company at a price of $93.33 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of February 23, 1989, as amended as of September 21, 1989, as of January 22, 1990, as of May 24, 1993 and as of December 14, 1995 (the "Rights Agreement"), between the Company and Society National Bank, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding shares of Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Rights Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of shares of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such

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certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on February 28, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company in each case, as described below.

          The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warranties to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-hundredths of Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 150 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 150 times the payment made per Common Share. Each Preferred Share will have 150 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 150 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

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          Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the two-thirds of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right; provided, however, that the foregoing shall not apply to (and no adjustments to any of the Rights shall result from and the Rights will not become exercisable or unredeemable as a result of) the execution, delivery and performance of, or the consummation of any of the transactions contemplated by, the Agreement and Plan of Reorganization and Merger, dated as of May 24, 1993, between AMAX Inc., a New York corporation ("Amax"), and the Company (the "Merger Agreement") or the Agreement and Plan of Distribution, dated as of May 24, 1993, by and between Amax and Alumax Inc., a Delaware corporation (the "Distribution Agreement"), including without limitation the merger of Amax with and into the Company (the "Merger''). In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

          At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or two-thirds of one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on

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the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0067 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights; provided, however, that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires 10% or more of the Common Shares without the prior approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Shares since the Rights may be redeemed by the Board of Directors at the Redemption Price until such time.

          In connection with the Merger, the Company increased the number of shares constituting the Preferred Shares from 500,000 to 1,500,000.

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated March 3, 1989, as amended by an Amendment to Application or Report on Form 8 dated January 29, 1990. A copy of Amendment No. 4 to the Rights Agreement is attached as Exhibit 8 hereto. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement as amended, which is hereby incorporated herein by reference.

ITEM 2. EXHIBITS.

          1. Rights Agreement, dated as of February 23, 1989 and amended as of September 21, 1989, between Cyprus Minerals Company

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and Chase Manhattan Bank, N.A, as Rights Agent (previously filed as Exhibit 1 to
Form 8-A, dated March 3, 1989).

          2. Form of press release dated February 23, 1989 (previously filed as Exhibit 2 to Form 8-A, dated March 3, 1989).

          3. Amendment Agreement, dated as of September 21, 1989, between Cyprus Minerals Company, The Chase Manhattan Bank, N.A., as Co-Rights Agent, and Ameritrust Company National Association, as Co-Rights Agent (previously filed as
Exhibit 4 to Form 8, dated January 29, 1990).

          4. Amendment No. 2 to Rights Agreement, dated as of January 22, 1990, between Cyprus Minerals Company and Ameritrust Company National Association, as Rights Agent (previously filed as Exhibit 2 to Form 8, dated January 29, 1990).

          5. Certificate of Adjustment dated as of January 22, 1990 (previously filed as Exhibit 3 to Form 8, dated January 29, 1990.

          6. Amendment No. 3 to the Rights Agreement, dated as of May 24, 1993, between Cyprus Minerals Company and Society National Bank, as Rights Agent (previously filed as Exhibit 6 to Form 8-A/A, dated June 29, 1993).

          7. Certificate of Increase of Series A Junior Participating Preferred Stock of Cyprus Minerals Company dated June 25, 1993 (previously filed as
Exhibit 7 to Form 8-A/A, dated June 29, 1993).

          8. Amendment No. 4 to the Rights Agreement, dated as of December 14, 1995, between Cyprus Amax Minerals Company and Society National Bank, as Rights Agent.

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                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                               CYPRUS AMAX MINERALS COMPANY



Date:  December 20, 1995


                               By: /s/ Philip C. Wolf
                                  ______________________________________
                                  Name:   Philip C. Wolf
                                  Title:  Senior Vice President,
                                          General Counsel and Secretary

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                                  EXHIBIT LIST


                                                                     Page No.
                                                                     --------
        1. Rights Agreement, dated as of February 23, 1989 and amended as of September 21, 1989, between Cyprus Minerals Company and Chase Manhattan Bank,
            N.A., as Rights Agent (previously filed as Exhibit
            1 to Form 8-A, dated March 3, 1989)

        2.  Form of press release dated February 23, 1989
            (previously filed as Exhibit 2 to Form 8-A, dated
            March 3, 1989)

        3. Amendment Agreement, dated as of September 21, 1989, between Cyprus Minerals Company, The Chase Manhattan Bank, N.A., as Co-Rights Agent, and Ameritrust Company National Association, as Co-Rights Agent (previously filed as Exhibit 4 to Form 8, dated January 29, 1990)

        4. Amendment No. 2 to Rights Agreement, dated as of January 22, 1990, between Cyprus Minerals Company and Ameritrust Company National Association, as Rights Agent (previously filed as Exhibit 2 to Form 8, dated January 29, 1990)

        5.  Certificate of Adjustment dated as of January 22,
            1990 (previously filed as Exhibit 3 to Form 8, dated January 29, 1990)

        6. Amendment No. 3 to the Rights Agreement, dated as of May 24, 1993 between Cyprus Minerals Company and Society National Bank, as Rights Agent
            (previously filed as Exhibit 6 to Form 8-A/A, dated June 29, 1993)

        7. Certificate of Increase of Series A Junior Participating Preferred Stock of Cyprus Minerals Company dated June 25, 1993 (previously filed as
            Exhibit 7 to Form 8-A/A, dated June 29, 1993)

        8. Amendment No. 4 to the Rights Agreement, dated as of December 14, 1995, between Cyprus Amax Minerals
            Company and Society National Bank, as Rights Agent

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